[redacted]

08028450

A-B* 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8- 37675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooke Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue, 5th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul Ferguson (212) 403-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooke Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LYNN VAZQUEZ
Notary Public, State of New York
No 01VA5036027
Qualified in Queens County
Commission Expires 11-14-2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

BROOKE SECURITIES, INC.

December 31, 2007

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Brooke Securities, Inc.

We have audited the accompanying statement of financial condition of Brooke Securities, Inc. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brooke Securities, Inc., as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Brooke Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$724,422
Commissions receivable	6,765
Prepaid expenses	9,630
Total assets	$740,817

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to affiliate	$136,396
Accounts payable and accrued expenses	102,280
Total liabilities	238,676
Commitments and contingencies	
Stockholder's equity	502,141
Total liabilities and stockholder's equity	$740,817

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - ORGANIZATION

Brooke Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") (formerly, the National Association of Securities Dealers, Inc.). The Company is a wholly-owned subsidiary of Brooke Securities Holdings, Inc ("BSHI" or the "Parent"). Effective November 28, 2007, BSHI became a wholly-owned subsidiary of CACEIS Fastnet Alternative Administration S.A.S., which is a subsidiary of CACEIS S.A.S.

Prior to November 28, 2007, the Company was principally engaged in a retail business to generate commission revenue through the sale of securities, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c-3 under paragraph k(2)(ii). The Company is in the process of winding down the retail business and plans to eventually terminate its clearing broker relationship which will no longer be necessary to conduct its business.

The Company continues to operate its private placement activity in respect of private funds (i.e., hedge funds, fund of hedge funds, private equity funds or other similar funds) which are administered by or prospects of the Company's affiliates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Use of Estimates

The accompanying financial statements have been prepared on an unconsolidated basis without the Company's Parent in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B (continued)

Cash and Cash Equivalents

Investments in money market funds and highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. Cash equivalents are carried at cost, which approximates fair value. As of December 31, 2007, the Company invested $723,459 in a Money Market Fund Deposit account sponsored by its clearing broker.

Securities Transactions and Fair Value of Financial Instruments

The Company records securities transactions executed for the Company or for its customers and the related commissions and expenses on a trade-date basis. Interest income is recorded on the accrual basis.

The carrying values of the Companies' financial instruments, including receivables and accounts payable, and accrued liabilities approximate their fair values due to their relatively short maturities.

The Company values securities at fair market value. Fair market value is determined as follows: (i) securities owned and securities sold, but not yet purchased listed on a national securities exchange are valued at the closing market price on the principal exchange on which they are traded, and (ii) securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the bid price for long positions and the asked price for short positions.

Income Taxes

The Company is subject to U.S. Federal, state and local corporate income taxes. The Company's Parent files a consolidated Federal tax return and a combined return for state and local purposes which includes the Company. The Company has recorded $22,300 of its allocable share of Federal, state and local income tax liability for the combined group of the Parent, which is reflected in the statement of income.

Recently Issued Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial

NOTE B (continued)

statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recognized as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2007 and is to be applied to all open tax years as of the effective date. Based on its ongoing analysis, management is not aware of a material impact to the Company's financial statements as a result of the adoption of FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions of this statement are to be applied prospectively as of the fiscal year of adoption. The Company will adopt the provisions of SFAS No. 157 for its fiscal year commencing January 1, 2008. Management does not believe the adoption of SFAS No. 157 will have a material impact on the financial statements.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2007, the Company had net capital of $478,042, which was $378,042 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.50 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, pursuant to the PAIB agreement, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE D - RELATED PARTY TRANSACTIONS

The Company pays a referral fee for brokerage commissions to Brooke Securities Bermuda Limited, "Brooke Bermuda," which amounted to $501,458 for the year ended December 31, 2007. At December 31, 2007, the amount payable to Brooke Bermuda for these fees was $149,782. Additionally, the Company receives a referral fee for brokerage commissions from Brooke Bermuda, which amounted to $48,638, of which the amount due at December 31, 2007 was $13,386. The net payable amount of $136,396 was paid after year-end.

The Company reimburses its Parent for the Company's allocable share of income tax liability for the combined group of the Parent. At December 31, 2007, the amount payable to the Parent for income taxes was $22,300, which was paid after year-end.

For the year ended December 31, 2007, Olympia Capital Associates, L.P. ("OCA") (a sister affiliate owned by BSHI) incurred, and was reimbursed, approximately $44,980 for certain expenses advanced on behalf of the Company. In addition, OCA charged BSI $30,000 for the sublease of office space. No amount is payable to OCA at December 31, 2007.

Also see Notes G and H.

NOTE E - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions

NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

NOTE G - COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Company leases its premises under a sublease agreement (the "Agreement") with OCA for a one-year period ending December 31, 2007. The annual rent for the premises charged to the Company by OCA is $30,000.

NOTE H - EMPLOYEE BENEFIT PLAN

The Company participates with OCA in a qualified Section 401(k) Savings Plan. The 401(k) Savings Plan allows eligible employees to contribute a percentage of their compensation on a pre-tax basis, subject to certain limitations imposed by current tax law and regulations. The Company matches, in cash, 100% of employee contributions of the first 4% of their eligible compensation. Both employee and matching contributions vest immediately. The Company contributed $11,448 to the plan for the year ended December 31, 2007.

END